Hualing Holdings Limited
華凌集團有限公司

03 SEP 25 7:21

9 September 2003

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

03032266

SUPPL

Dear Sir,

Re: Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	20 August 2003	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
Hualing Holdings Limited

p.p.

Wong Hon Sum
Company Secretary

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

HW/ip

9/25

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話:(852) 2802 2155 圖文傳真:(852) 2598 8995
http://www.hualing.com

HUALING HOLDINGS LIMITED

華凌集團有限公司

(incorporated in Hong Kong with limited liability)

Interim Results Announcement for the Six Months Ended 30 June 2003

Results

The Board of Directors (the "Board") of Hualing Holdings Limited (the "Company") (formerly known as "GZITIC Hualing Holdings Limited") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 (the "Period") as follows:

Condensed Consolidated Profit and Loss Account

	Note	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Turnover	2	909,857	714,726
Cost of sales		(798,299)	(611,336)
Gross profit		111,558	103,390
Other revenues		21,718	24,305
Distribution costs		(81,778)	(79,067)
Administrative expenses		(63,385)	(41,834)
Other operating expenses		(732)	(484)
Operating (loss)/profit	3	(12,619)	6,310
Finance costs		(12,920)	(14,104)
Share of losses of associated companies		(301)	(1,569)
Loss before taxation		(25,840)	(9,363)
Taxation	4	(1,307)	3,047
Loss after taxation		(27,147)	(6,316)
Minority interests		(452)	(3,130)
Loss attributable to shareholders		(27,599)	(9,446)
Losses per share			
— basic	5	(2.0) cents	(0.7) cents
— diluted	5	N/A	(0.7) cents

Notes

1. **Principal Accounting Policies and Basis of Preparation**

These condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirement of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements have not been audited by the Company's auditors but have been reviewed by the Company's Audit Committee.

The interim financial statements have been prepared on a basis consistent with the accounting policies adopted in 2002 annual report except for the adoption of SSAP12 (Revised) "Income Taxes" and SSAP 35 "Accounting for Government Grants and Disclosure of Government Assistance". The adoption of SSAP12 (Revised) and SSAP 35 had no material effect on the amounts reported in the current period or prior year.

2. **Turnover and Segment Information**

Substantially all turnover of the Group is attributable to the sales of household electrical appliances.

An analysis of the Group's turnover and contribution to operating (loss)/profit by products are summarized as follows:

	Turnover Six months ended		Contribution to operating (loss)/profit Six months ended	
	30 June 2003 HK$'000 (Unaudited)	30 June 2002 HK$'000 (Unaudited)	30 June 2003 HK$'000 (Unaudited)	30 June 2002 HK$'000 (Unaudited)
Sales of refrigerators	186,439	160,758	(22,183)	(11,885)
Sales of air-conditioners	564,587	443,550	12,506	15,869
Sales of mini-refrigerators	158,831	110,418	2,253	8,130
Others	—	—	(5,195)	(5,804)
	909,857	714,726	(12,619)	6,310

During the period under review, the total sales volume of products amounted to approximately 891,400 units, increased by approximately 31.6% when compared to the corresponding period last year. Among which, approximately 382,100 units were domestic sales of the PRC market and 509,300 units were overseas exports, representing a rise of 11.9% and 51.7% respectively when compared with that of last year. The sales volume of overseas export was higher than that of the domestic sales for the first time. Foreign sales revenue significantly increased by 59% compared to the same period last year, and amounted to over US$56,930,000. Although the turnover and sales volume of the Group during the period increased when compared to the corresponding period of last year, the intensive industry competition led to continuous price slash and thus substantially affected the gross profit of the products. As a result, the profit contribution of products was directly impacted.

Air-conditioner Business Analysis

During the period under review, total production volume of air-conditioner amounted to approximately 418,000 units. Sales volume amounted to approximately 444,600 units, increased by approximately 47.7% when compared to the corresponding period last year. Despite the increase in sales volume, which offset part of the pressure caused by the price-cut of air-conditioners, however, growth in profit contribution was not recorded. Turnover of air-conditioners amounted to approximately HK$564,587,000 during the period under review, increased by approximately 27.3% over prior year.

Overseas Export Market

The Group's air-conditioner export business continued to maintain a rapid growth. The export volume was approximately 282,000 units during the period under review, increased significantly by approximately 82.1%. Turnover of export sales reached approximately US$42,430,000, which accounted for approximately 58.7% of the total sales of air-conditioners. The Group's export volume of air-conditioners to North America and Europe remained stable. Export volume to North America increased by 87% in comparison with the corresponding period last year.

The PRC Market

Due to the cut-throat price competition in the white household appliance market during the period under review, the Group's air-conditioner business results in the PRC market was affected. Although there was a rise in the sales volume, gross profit was on the downward trend. The sales volume amounted to approximately 161,900 units, increased by 10.9% when compared to the same period of last year. The turnover increased slightly by approximately 0.06% and amounted to approximately HK$231,917,000. Split-type air-conditioner accounted for approximately 79.2% of the total sales volume in the PRC market and shared the largest portion amongst other segments.

OEM Market in the PRC

During the period under review, the Group's sales volume in OEM business amounted to 496 units, increased by approximately 26.5% compared to the same period last year. Turnover amounted to approximately HK$1,445,000, increased substantially by approximately 237.6% over last year. The increment was mainly due to the sales of the cabinet-type air-conditioner which was having higher price level. Nevertheless, the OEM business accounted for only a small portion of the overall air-conditioners sales volume. As the original OEM clients in the PRC set up their own production facilities for product development and manufacture, a drop in the demand for the Group's OEM air-conditioners in the PRC was resulted.

Refrigerator Business Analysis

During the period under review, the Group's refrigerator sales volume increased by approximately 18.8% compared to the corresponding period last year, amounted to approximately 446,800 units. Turnover amounted to approximately HK$345,270,000, representing an increase of approximately 27.3%. China Refrigeration Industry Company Limited recorded the highest daily production of 2,222 units since its operation. Amongst the total sales volume, refrigerator business and mini-refrigerator business accounted for approximately 40.2% and 59.8% respectively.

Overseas Export Market

During the period under review, the export sales volume of the Group's refrigerator was satisfactory, with export volume surged 25.5% and amounted to approximately 227,100 units. Among which, refrigerators and mini-refrigerators amounted to 24,600 units and 202,500 units respectively. Total turnover increased by approximately 13.9% and reached approximately HK$127,891,000.

The PRC Market

During the period under review, the sales volume of refrigerators in the PRC increased by approximately 23.4% compared to the corresponding period last year, reached approximately 182,600 units. Turnover surged

Sales of refrigerators	186,439	160,758	(22,183)	(11,885)
Sales of air-conditioners	564,587	443,550	12,506	15,869
Sales of mini refrigerators	158,831	110,418	2,253	8,130
Others	—	—	(5,195)	(5,804)
	909,857	714,726	(12,619)	6,310

3. **Operating (Loss)/Profit**

	Six months ended	
	30 June 2003	30 June 2002
	HK$'000	*HK$'000*
	(Unaudited)	*(Unaudited)*
Operating (loss)/profit is stated after charging the following:		
Depreciation on fixed assets	36,452	33,564
Amortisation of goodwill	340	340
Interest on borrowings	17,465	17,738

4. **Taxation**

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong Profit Tax. Overseas taxation has been calculated on the estimated assessable profit for the Period as the rate prevailing in the respective jurisdictions.

	For the six months ended	
	30 June 2003	30 June 2002
	HK$'000	*HK$'000*
	(Unaudited)	*(Unaudited)*
PRC enterprise income tax		
Provision for current period	(2,192)	(3,184)
Overprovision for prior year	885	6,231
	(1,307)	3,047

5. **(Losses)/Earnings Per Share**

The calculation of basic losses per share is based on the unaudited losses for the period of HK$27,599,000 (2002: HK$9,446,000) and on the weighted average number of 1,382,025,800 shares (2002: 1,381,603,701shares) in issue during the Period.

No diluted losses per share for the Period disclosed as the average price of the Company's shares during the Period was less than the exercise prices of share options and the potential ordinary shares would have no dilutive effect. The diluted losses per share for the six months ended 30 June 2002 was calculated based on the 1,382,511,306 shares.

6. **Contingent Liabilities**

As at 30 June 2003, the balance of the discounted letter of credit with recourse of the Group was amounted to approximately HK$25,540,000 (As at 31 December 2002: Nil), the balance of bill of exchange discounted/endorsed with recourse was amounted to approximately HK$38,498,000 (As at 31 December 2002: HK$155,056,000).

Financial Performance

The Group's sales volume increased by approximately 31.6% for the period ended 30 June 2003 when compared with the corresponding period last year, reaching approximately 891,400 units, while turnover reached approximately HK$909,857,000, representing an increase of approximately 27.3% when compared with HK$714,726,000 last year. The Group recorded operating loss of approximately HK$12,619,000 (2002: Operating profit of HK$6,310,000). Loss attributable to shareholders were approximately HK$27,599,000 (2002: HK$9,446,000). As at 30 June 2003, cash on hand was approximately HK$164,142,000. The bank borrowing of the Group amounted to approximately HK$608,848,000, including short-term bank loans of approximately HK$570,256,000. As at the Period end, the debt to equity ratio, calculation based on total of short-term and long-term loans a[illegible]st consolidated shareholders' equity was about 1.5 (as at 31 [illegible]mber 2002: 1.2)

Interim Dividend

The Board does not recommend any interim dividend for the Period (2002: nil).

Industry Overview

During the period, the People's Republic of China ("PRC") continued to be affected by the unfavourable external economic factors. In addition, the outbreak of Severe Acute Respiratory Syndrome (SARS) in March 2003 has directly attacked the global market and the product sales of the Group. Along with the significant increase in the raw material cost of home appliances, the weak consumption market has led to an overall downward adjustment of product price. Besides, the continuous new entries of home appliance manufacturers into the industry, as well as the inclination of the original air-conditioning OEM clients setting up their own production lines, have escalated the industry competition. Thus, the overall household appliance manufacturing market in the PRC was under uncertainty. Moreover, the abnormal weather and the low temperature within the major sales regions of the Group, while some of the regions being persistently affected by the flooding, had directly affected the domestic sales of the Group's products. Nevertheless, the PRC has progressively transformed into a major international production base with pricing advantage as a result of the increasingly liberalized international trade and economics. The PRC manufacturing industry embraces enormous potential in the overseas export market.

Business Review

Pursuant to the restructuring of controlling shareholder during the period under review, Guangzhou International Group Co., Ltd., a subsidiary of Guangzhou Municipal Government, became the controlling shareholder of the Group. Starting from 11 July 2003, the name of the Group changed from "GZITIC Hualing Holdings Limited" to "Hualing Holdings limited". Mr. Li Yujun and Mr. Huang Weihua were appointed as the Executive Directors of the Group with effect from 27 June 2003. The Board further elected Mr. Li Yujun as the Chairman of the Company.

The PRC Market

During the period under review, the sales volume of refrigerators in the PRC increased by approximately 23.4% compared to the corresponding period last year, reached approximately 182,600 units. Turnover surged by approximately 60.8% and amounted to approximately HK$182,301,000.

OEM Market in the PRC

During the period under review, the Group's sales volume and turnover of refrigerators in OEM business were approximately 37,100 units and HK$35,078,000 respectively, representing a decrease of 21.1% and 23.0% respectively.

Prospects

With the PRC's accession to the World Trade Organization, its trade market is exhibiting progressive liberalization. The nation is expected to become the largest household appliance manufacturing base in the world following the persistent upgrading of the PRC's global status. Despite the development opportunities that brought forth, severe competitions in the market are inevitable. With its inherent advantages and patent technologies, as well as a market-and-effectiveness-oriented approach, the Group will dedicate to further develop its business leveraging on new and aggressive management strategies.

As for the overseas market, the Group's dedication in the past in exploring the export business has led to a higher air-conditioner export volume than that in the PRC. The Group also succeeded in establishing a stable export sales network. Along with the higher energy standard and refrigerant criteria stipulated in Europe next year, which would lead to higher technical requirement of household appliance imports. As such, the entry barrier of household appliance manufacturing industry will be further upgraded, and in turn, some of the brands will be forced to exit the European market. Capitalized on Hualing's technical advantages, the Group is capable of increasing its export business and enhancing its revenue by expanding the operating economies of scale.

With respect to the PRC market, the intense competition of the refrigerator market which persisted for several years left the market with quality manufacturers. As a result of the gradual stabilization of product price, the Group's sales volume of refrigerator has resumed a growth trend. After the expansion of the Group's production scale, positive effect will be brought about to the business. As for the air-conditioner business, the Group believes some of the manufacturers have already been eliminated under the severe market competition. The Group will continue to exercise prudent cost control and to expand the PRC market. With the rapid increase in its export business, economies of scale is achieved. Coupled with Hualing's advantages in quality and pricing, Group's market share in the PRC would be increased and thus provide greater contribution to the Group.

Employment, Training, Development and Remuneration Policy

As at 30 June 2003, the Group employed approximately 3,000 staff, comprising 12 in Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group has set up share options scheme and provided retirement benefits, in the form of Mandatory Provident Fund etc. and other benefits, which are similar to the employees in the PRC. The Group will also grant bonus and other kinds of remuneration according to individual performance and the financial performance of the Group.

Liquidity and Capital Resources

The Group generally financed its operations with cash flow generated internally and facilities provided by banks in the PRC.

Audit Committee

The Audit Committee has reviewed the unaudited interim financial statement and accounting principles and practices adopted by the Group and discussed with the management including auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Board, the Group has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited throughout the six months period ended 30 June 2003 except the Non-executive Directors and Independent Non-executive Directors are not appointed for a specific terms as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

Purchase, sales and redemption of securities

During the six months ended 30 June 2003, the Company and its subsidiaries did not purchase, sell or redeem any of the Company's securities.

Publication of detailed results announcement on the Exchange's website

The 2003 Interim Report containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities in The Stock Exchange of Hong Kong Limited will be published on the Exchange's website (www.hkex.com.hk) in due course.

By Order of the Board
LI Yujun
Chairman

Hong Kong, 20 August 2003

HUALING HOLDINGS LIMITED
華凌集團有限公司

(於香港註冊成立的有限公司)

中期業績公佈
截至二零零三年六月三十日止六個月

業績

華凌集團有限公司(「本公司」)(前稱「國信華凌集團有限公司」)董事會謹此宣佈，本公司及附屬公司(「本集團」)截至二零零三年六月三十日止六個月(「期內」)的未經審核綜合之中期業績如下：

簡明綜合損益表

	附註	截至六月三十日止六個月 二零零三 (未經審核) 千港元	二零零二 (未經審核) 千港元
營業額	2	909,857	714,726
產品銷售成本		(798,299)	(611,336)
毛利		111,558	103,390
其他收入		21,718	24,305
分銷支出		(81,778)	(79,067)
行政支出		(63,385)	(41,834)
其他經營開支		(732)	(484)
經營(虧損)／盈利	3	(12,619)	6,310
財務費用		(12,920)	(14,104)
應佔聯營公司虧損		(301)	(1,569)
稅前虧損		(25,840)	(9,363)
稅項	4	(1,307)	3,047
稅後虧損		(27,147)	(6,316)
少數股東權益		(452)	(3,130)
股東應佔虧損		(27,599)	(9,446)
每股虧損			
一基本	5	(2.0)港仙	(0.7)港仙
一攤薄	5	不適用	(0.7)港仙

附註

1. **主要會計政策**

本簡明綜合中期財務報表(「中期財務報表」)仍根據香港會計師公會頒佈之《會計實務準則》(「SSAP」)第25號「中期財務報告」(「SSAP25」)所編製，並根據香港聯合交易所有限公司證券上市規則附錄16之披露規定作出適當披露。

本未經審核之中期財務報表雖未經本公司之核數師審核，惟已由本公司審核委員會審閱。

本中期財務報表所採用的會計政策與本集團於二零零二年年報內所採用者一致，除於期內本集團採納會計實務準則第十二條(經修訂)之「所得稅」及準則第三十五條「政府補助收入會計及政府援助的披露」，採納會計準則第十二條及第三十五條對期內及以前年度公佈的數字並無重大影響。

2. **營業額及業務分佈資料**

本集團營業額主要來自於銷售家用電器。

本集團的營業額及所佔經營(虧損)／盈利按產品分析如下：

	營業額 截至六月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)	所佔經營(虧損)／盈利 截至六月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
冰箱銷售	186,439	160,758	(22,183)	(11,885)
空調銷售	564,587	443,550	12,506	15,869
小型冰箱銷售	158,831	110,418	2,253	8,130
其他	–	–	(5,195)	(5,804)

業務回顧

本集團於回顧期內進行控股股東重組後，廣州市政府屬下的廣州國際集團有限公司(「廣州國際」)成為本公司之控股股東，本公司之名稱亦自二零零三年七月十一日起，由「GZITIC Hualing Holdings Limited(國信華凌集團有限公司)」更改為「Hualing Holdings Limited(華凌集團有限公司)」。本集團並委任李宇君先生及黃偉華先生為本公司執行董事，於二零零三年六月二十七日正式生效；李宇君先生同時獲董事會推選為本公司主席。

回顧期內，本集團各產品總銷售量達891,400台，較去年同期上升31.6%，其中約382,100台為國內市場銷售，約509,300台則為出口銷售，出口產品台數首次超過國內銷售台數，內銷及出口分別較去年同期上升約11.9%及51.7%。出口創滙更比去年同期大幅上升59%，超逾5,693萬美元。雖然期內本集團的銷售額及銷售量均較去年同期有所上升，惟國內市場激烈的競爭所引致不斷下調的價格嚴重影響產品的銷售毛利，因此直接影響各產品的盈利貢獻。

空調業務分析

本集團於期內的空調總產量達約418,000台；銷量較去年同期上升47.7%，約達444,600台。雖然空調的銷售量上升，抵銷一部份價格下降的壓力，但其收益仍未能錄得增長，期內空調的營業額約達564,587,000港元，比去年同期上升約27.3%。

海外出口

本集團的空調出口業務繼續加快增長，回顧期內的出口量約為282,200台，比去年同期大幅上升約82.1%；出口銷售收入達4,243萬美元，佔空調總銷售收入約58.7%。本集團於北美及歐洲市場的空調出口均保持穩定，其中北美的出口量較去年同期增加約87%。

國內市場

本集團的國內空調銷售，於期內受到國內白色家電促銷減價戰的影響，儘管銷量有所上升，但毛利率卻同時下調。銷售量約達161,900台，比去年同期上升10.9%，營業額微升約0.06%，約達231,917,000港元。國內市場以分體機佔銷售量最大百分比，約為79.2%。

國內OEM市場

回顧期內，本集團OEM業務銷售量為496台，較去年同期上升約26.5%；營業額約為1,445,000港元，較去年同期大幅上升約237.6%，主要為期內銷售價格較高的櫃機所致，但OEM佔整體銷量不高。原有的內地空調OEM客戶傾向自設生產線，並自行設廠進行研發及生產，令本集團的空調國內OEM需求疲弱。

冰箱業務分析

期內，本集團冰箱業務銷售量錄得約18.8%的升幅，達446,800台；營業額約達345,270,000港元，較去年同期上升約27.3%。中雪公司更錄得建廠以來最高日產量2,222台。其中，大冰箱之銷售量佔總銷售量約40.2%，小冰箱則佔約59.8%。

海外出口

本集團期內的冰箱出口業績理想，海外冰箱銷售量於期內約達227,100台，比去年同期上升約25.5%，其中大冰箱佔24,600台，小冰箱佔202,500台；總營業額上升約13.9%，約達127,891,000港元。

國內市場

回顧期內，本集團的國內冰箱銷售量約達182,600台，比

冰箱銷售	186,439	160,758	(22,183)	(11,885)
空調銷售	564,587	443,550	12,506	15,869
小型冰箱銷售	158,831	110,418	2,253	8,130
其他	–	–	(5,195)	(5,804)
	909,857	714,726	(12,619)	6,310

3. 經營(虧損)／盈利

	截至六月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
經營(虧損)／盈利已扣除以下各項		
固定資產折舊	36,452	33,564
商譽攤銷	340	340
銀行貸款利息	17,465	17,738

4. 稅項

由於本集團並無賺取任何應課香港利得稅收入，故此並無提取任何香港利得稅準備。中國企業所得稅乃根據本年之估計應課稅利潤按當地之現行稅率計算。

	截至六月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
中國企業所得稅		
本期計提	(2,192)	(3,184)
以前年度多計	885	6,231
	(1,307)	3,047

5. 每股虧損

每股虧損仍按未經審核虧損約27,599,000港元(二零零二年：9,446,000港元)及期內之加權平均數1,382,025,800股(二零零二年：1,381,603,701股)計算。

期內並無攤薄每股虧損，因本公司於期內平均股價低於行使購股權的認購價，潛在普通股並無攤薄效應。於截至二零零二年六月三十日止六個月的攤薄每股虧損乃按期內加權平均攤薄數1,382,511,306股計算。

6. 或然負債

截至二零零三年六月三十日，集團的有追索權之已貼現信用證約為25,540,000港元(截至二零零二年十二月三十一日：無)，有追索權之已貼現／背書滙票約為38,498,000港元(截至二零零二年十二月三十一日：155,056,000港元)。

財務回顧

截至二零零三年六月三十日止，本集團的整體銷量較去年同期上升約31.6%，約達891,400台，營業額約為909,857,000港元，較去年同期之714,726,000港元上升約27.3%，經營利潤轉盈為虧，經營虧損約為12,619,000港元(二零零二年：經營利潤約為6,310,000港元)，股東應佔虧損約為27,599,000港元(二零零二年：9,446,000港元)。於二零零三年六月三十日，本集團手頭現金約達164,142,000港元。銀行貸款約為608,848,000港元，其中約570,256,000港元為短期借款。於結算日，將短期貸款及長期貸款總和除以股東權益後，借貸比率約為1.5(截至二零零二年十二月三十日：1.2)。

中期股息

董事會將不擬派發截至二零零三年六月三十日止期內之股息(二零零二年：無)。

行業概述

期內，國內外繼續受到外圍經濟的不利因素影響，加上二零零三年三月爆發的非典型肺炎，都直接打擊全球銷售市場及本集團產品銷售。家電製造原料價格大幅上升的同時，疲弱的消費市道導至產品價格整體下調，而且不斷有新的家電製造商加入行業，原有的內地空調OEM客戶傾向自設生產線，種種因素均加劇同業競爭，國內的家電市場環境並不明朗。此外，本集團的主要銷售區域的天氣亦見異常，期內的氣溫普遍偏低，天氣清涼，再加上部份地區持續受到洪水影響，都直接影響本集團各項產品於國內的銷售。然而，隨著世界經貿漸趨自由化，中國逐步成為世界主要生產基地，產品擁有價格優勢，中國製造業的出口市場有極大發展潛力。

本集團期內的冰箱出口業績理想，海外冰箱銷售量於期內約達227,100台，比去年同期上升約25.5%，其中大冰箱佔24,600台，小冰箱佔202,500台；總營業額上升約13.9%，約達127,891,000港元。

國內市場

回顧期內，本集團的國內冰箱銷售量約達182,600台，比去年同期上升23.4%，營業額約達182,301,000港元，比去年同期上升約60.8%。

國內OEM市場

本集團冰箱OEM業務之銷售量及營業額於回顧期內分別約為37,100台及35,078,000港元，較去年同期下調約21.1%及約23.0%。

未來展望

中國正式加入世界貿易組織後，其商貿市場亦越趨自由，中國家電製造業的地位不斷提高，中國成為「全球最大家電製造基地」勢在必行，隨之而來的除了是更多的發展商機，還有更劇烈的市場競爭。然而，在這樣的營運環境下，本集團將以其故有優勢及各項專利技術為後盾，以市場為導向，以效益為中心，憑藉積極創新的管理概念，著力拓展業務。

海外市場方面，本集團過往的努力，促使同期空調機出口量已經超過國內銷售量，在海外市場建立穩定的銷售渠道，隨著歐洲明年將實行更高的能源標準及冷媒規格提高進口家電技術要求，從而令家電產品業進入的技術門檻進一步提高，將會令部份品牌被拒諸門外，而華凌憑藉優越的技術方面優勢，定能進一步增加出口，擴大經營規模效應，以提升本集團的收益。

國內市場方面，冰箱市場經過多年的汰弱留強後，市場產品價格漸趨穩定，本集團冰箱銷量開始回昇，在擴大規模後，對本集團業務會有正面的影響，至於空調機市場方面，在激烈的競爭下，本集團相信已經有部份市場參與者被淘汰，本集團將繼續控制成本，開拓國內市場，憑藉出口急速上升帶動的規模效應下，以質量配合價格的優勢下，進一步增加國內市場份額，為集團提供更大貢獻。

僱用、培訓、發展及報酬政策

截至二零零三年六月三十日，本集團共聘用約3,000位僱員，其中香港僱員佔12位。本集團給予員工報酬時主要以其表現、經驗及業內慣例作考慮準則。本集團已成立了購股權計劃及提供如退休保障，強制性公積金等，以及跟國內員工相類似的保障；亦會就其個人之表現及集團整體盈利之表現向員工提供酌情獎金及其他報酬。

流動資金及資本資源

本集團一般以其內部產生之流動現金及中國往來銀行所提供之融資作為其業務運作所需資金。

購入、出售及贖回證券

截至二零零三年六月三十日止六個月內，本集團及附屬公司概無購入、出售及贖回任何本公司之證券。

審核委員會

審核委員會已審閱本集團採納之會計原則和慣例及中期未經審核報告，並與管理層就審核、內部監控及財務滙報之事宜進行討論。

最佳應用守則

董事會認為，本集團於截至二零零三年六月三十日止六個月期間，均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則，惟本集團之非執行董事及獨立董事，並無按特定任期委任。彼等須依據本公司組織章程之規定在股東週年大會上輪值告退及重選。

於聯交所網站刊登詳細業績公佈

載有聯交所證券上市規則附錄16第46(1)至46(6)段規定的全部資料的二零零三年中期報告會在適當時候在聯交所的網站(www.hkex.com.hk)刊登。

承董事會命
董事長
李宇君

香港，二零零三年八月二十日